EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
March 31, 2024
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of March 31, 2024 and the related Condensed Consolidating Statements of Operations for the three months ended March 31, 2024 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	March 31, 2024
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$248,309	$83,959	$325	$—	$332,593
Investment securities at fair value	129,022	—	—	—	129,022
Accounts receivable - trade, net	—	24,100	—	—	24,100
Intercompany receivables	2,761	—	—	(2,761)	—
Inventories	—	106,566	—	—	106,566
Income taxes receivable, net	12,040	—	18,281	(30,321)	—
Other current assets	1,099	12,021	377	—	13,497
Total current assets	393,231	226,646	18,983	(33,082)	605,778
Property, plant and equipment, net	601	34,646	8,115	—	43,362
Long-term investment securities	49,956	—	—	—	49,956
Investments in real estate ventures	—	—	113,563	—	113,563
Operating lease right-of-use assets	6,782	4,946	—	—	11,728
Investments in consolidated subsidiaries	277,488	—	—	(277,488)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	13,885	63,692	7,802	—	85,379
Total assets	$741,943	$437,441	$148,463	$(310,570)	$1,017,277
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Intercompany payables	$—	$430	$2,331	$(2,761)	$—
Income taxes payable, net	—	46,148	—	(30,321)	15,827
Current payments due under the Master Settlement Agreement	—	74,503	—	—	74,503
Current operating lease liability	1,740	2,356	—	—	4,096
Other current liabilities	36,926	97,084	563	—	134,573
Total current liabilities	38,666	220,521	2,894	(33,082)	228,999
Notes payable, long-term debt and other obligations, less current portion	1,373,024	—	—	—	1,373,024
Non-current employee benefits	62,041	5,896	—	—	67,937
Deferred income taxes, net	(1,543)	28,348	28,837	—	55,642
Non-current operating lease liability	5,465	2,891	—	—	8,356
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,354	18,643	386	—	22,383
Total liabilities	1,481,007	276,299	32,117	(33,082)	1,756,341
Commitments and contingencies
Total stockholders' (deficiency) equity	(739,064)	161,142	116,346	(277,488)	(739,064)
Total liabilities and stockholders' deficiency	$741,943	$437,441	$148,463	$(310,570)	$1,017,277

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Three Months Ended March 31, 2024
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$324,567	$258	$(258)	$324,567
Expenses:
Cost of sales	—	217,901	—	—	217,901
Operating, selling, administrative and general expenses	8,760	19,815	377	(258)	28,694
Litigation settlement and judgment expense	—	191	—	—	191
Management fee expense	—	3,663	—	(3,663)	—
Operating (loss) income	(8,760)	82,997	(119)	3,663	77,781
Other income (expenses):
Interest expense	(26,215)	(1,234)	—	—	(27,449)
Equity in losses from real estate ventures	—	—	(10,721)	—	(10,721)
Equity in earnings from investments	2,138	—	—	—	2,138
Equity in earnings in consolidated subsidiaries	51,977	—	—	(51,977)	—
Management fee income	3,663	—	—	(3,663)	—
Other, net	5,007	1,414	(36)	—	6,385
Income (loss) before provision for income taxes	27,810	83,177	(10,876)	(51,977)	48,134
Income tax benefit (expense)	6,990	(23,041)	2,717	—	(13,334)
Net income	$34,800	$60,136	$(8,159)	$(51,977)	$34,800
Comprehensive income (loss)	$34,789	$60,169	$(8,159)	$(52,010)	$34,789